UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Hourly Employees’ Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis Hourly Employees’ Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

sanofi-aventis Hourly Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investment at fair value
Investment in Master Trust	$598,610	$550,740
Mutual funds	1,607,447	1,775,822
Participant loans	38,431	23,691
	2,244,489	2,350,253

Liabilities
Accrued expenses	60	67
Net assets available for benefits, at fair value	2,244,429	2,350,186

Adjustment from fair value to contract value for fully benefit responsive investment contracts	525	32,131
Net assets available for benefits	$2,244,954	$2,382,317

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Years Ended

	December 31
	2007	2006
Additions:
Contributions:
Employee	$61,240	$68,942
Employer	22,195	24,939
Investment income:
Interest and dividends	71,852	61,232
Net appreciation in the fair value of investments (Note 3)	50,323	166,317
Net investment income from Master Trust (Note 4)	26,921	25,753
Transfers from other plans	—	498
Total additions	232,531	347,681

Deductions:

Distributions	369,201	560,112
Fees and administrative expenses	693	655
Total deductions	369,894	560,767
Decrease in net assets available for benefits	(137,3633)	(213,086)

Net assets available for benefits, beginning of the year	2,382,317	2,596,399
	$2,244,954	$2,382,317

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the sanofi-aventis Hourly Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which is available from the Plan Administrator, for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 1994.  The Plan is a defined contribution plan offered to eligible employees of Sanofi-Aventis U.S. LLC (the “Company”) and its affiliates that have elected to become participating employers. Eligible employees include certain hourly employees who work at least 30 hours per week, are at least 21 years old and complete 3 months of service in an eligibility computation period (subject to Plan provisions).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc., subsequently known as Aventis Pharma Inc. (Puerto Rico), and T. Rowe Price Trust Company (the Trustee) entered into a Master Trust Agreement (Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis Puerto Rico Savings Plan (the Puerto Rico Savings Plan).  The Trust Agreement was amended by adding the Sanofi-Synthelabo Group Savings Plan and Sanofi-Synthelabo Inc. Hourly Savings Plan (the Hourly Savings Plan) under the Trust Agreement effective December 16, 2005. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Puerto Rico Savings Plan as well as the Hourly Savings Plan. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Contributions

Plan participants may contribute from 1% to 16% of eligible compensation on a pre-tax basis, after-tax basis, or a combination of both.  Pre-tax contributions are subject to the maximum allowed by the Internal Revenue Code ($15,500 for 2007 and $15,000 for 2006); ($20,500 for 2007 and $20,000 for 2006 if the employee attained age 50). The first 6% of contributions are designated as “basic contributions,” and additional contributions up to a maximum of 10% are sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)

Contributions (continued)

designated as “voluntary contributions.” Participants direct the investment of their contributions into various investment options offered by the Plan.The Company matches an amount equal to $.50 for each $1.00 of basic contributions made by the employee. The Company does not match any participant’s voluntary contributions. Plan participants may elect to have certain contributions invested in the sanofi-aventis ADR Fund.

Vesting

Participants are immediately vested in their basic and voluntary contributions plus earnings thereon.  Participants vest in the employer matching contribution and optional employer contributions after two years of participation in the Plan at a rate of 50% per year and are 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their non-vested account balances.  All forfeitures are used to reduce Company contributions to the Plan.  Forfeitures in 207 and 2006 were not material.

Payment of Benefits

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

Withdrawal and Loans

Limited withdrawals and loans during employment are permitted under certain conditions provided for in the Plan. Participants who have a total vested account balance in the Plan of at least $2,000 may request a loan up to one-half of the participants’ vested account, not to exceed a maximum of $50,000. Loans may generally not exceed five years, but loans related to acquiring a principal residence may not exceed ten years. The interest rates on loans outstanding at December 31, 2007 ranged from 5.25% to 10.50%. All loans are repaid through automatic payroll deductions. Participants may request a distribution upon experiencing a financial hardship.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter or terminate the Plan at any time. In the event of the Plan’s termination, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code of 1986, as amended.

Administrative Expenses

Certain legal fees, accounting fees and administrative expenses of the Plan are paid by the Company. Certain investment management fees are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1) (continued)

contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is zero at December 31, 2007 and 2006.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.84% and 4.67% and the average yield was 3.77% and 3.69% during 2007 and 2006, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 0.5% at December 31, 2007 and 2006.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit Payments

Benefits are recorded when paid for the same period as they are requested or are recorded as payable when paid in later period.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

3. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

	As of December 31
	2007	2006
Master Trust
sanofi-aventis US Savings Trust	$598,610	$582,872

Mutual Funds
Retirement 2005	*	162,835
Retirement 2010	459,035	658,372
Retirement 2015	115,914	134,336
Retirement 2020	402,180	371,766
Retirement 2025	164,094	170,910
Retirement 2030	156,308	137,910
Retirement 2035	112,663	117,024

* Asset balances as of December 31, 2007 did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	As of December 31
	2007	2006
Mutual Funds	$50,323	$166,317

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

4. Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for participating plans.  All of the participating plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by T. Rowe Price Bank as trustee of the Master Trust.  At December 31, 2007 the Plan’s interest in the Master Trust was approximately 0.5%.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2007 and 2006:

	As of December 31
	2007	2006
Investments
Investments at fair value:
Cash and cash equivalents	$777,310	$833,052
Mutual funds	17,384,850	11,886,108
Company stock	89,331,243	98,282,173
Guaranteed insurance contracts	269,676,092	278,327,221
Total assets	$377,169,495	$389,328,554

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	261,341	4,168,147
	$377,430,836	$393,496,701

The following table presents the investment income for the Master Trust for the year ended December 31, 2007 and 2006:

	As of December 31
	2007	2006
Mutual Funds	$16,919,039	$129,491,152
Common and collective trusts	15,143,347	24,662,551
	$32,062,386	$154,153,703

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

EIN: #36-4406953
Plan: #006

sanofi-aventis Hourly Employees’ Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of	(d)	Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
*	AF Growth of America	Mutual fund 26 shares	**	$894
*	Retirement 2005	Mutual fund 8,287 shares	**	97,708
*	Retirement 2010	Mutual fund 28,318 shares	**	459,035
*	Retirement 2015	Mutual fund 9,163 shares	**	115,914
*	Retirement 2020	Mutual fund 22,671 shares	**	402,180
*	Retirement 2025	Mutual fund 12,450 shares	**	164,094
*	Retirement 2030	Mutual fund 8,205 shares	**	156,308
*	Retirement 2035	Mutual fund 8,339 shares	**	112,663
*	Retirement 2040	Mutual fund 170 shares	**	3,268
*	Retirement Income Fund	Mutual fund 6,672 shares	**	88,741
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 190 shares	**	5,774
*	Vanguard Windsor II Admiral	Mutual fund 16 shares		868
	Total Mutual Funds			$1,606,577

	Common and Commingled Trusts
*	JP Morgan EAFE Plus Fund	Mutual fund 5,094,786 shares	**	111,270,135
*	Wellington Management Large-Cap Research Fund	Mutual fund 7,916,623 shares	**	91,832,825
	Total Common and Commingled Trusts			$203,102,960

	Loans
*	Participant loans	Participant loans interest rates ranging from 5% to 10.5%	**	$38,431

*    Party-in-interest.

** As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of sanofi-aventis, the Plan Administrator of the sanofi-aventis Hourly Employees’ Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANOFI-AVENTIS HOURLY EMPLOYEES’ SAVINGS PLAN

Date: June 24, 2008

/s/ Elizabeth Donnelly

Elizabeth Donnelly, for the Pension Committee,
Plan Administrator